NEWS RELEASE

Endeavour Appoints New Vice President, Mexico Operations;
Provides Update on Guanacevi Plant Expansion

October 10, 2007 - Vancouver, Canada - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, and EJD: Frankfurt) is pleased to announce the appointment of David Howe, M.Sc. Mining Geology as its new Vice President, Mexico Operations. Mr. Howe brings to Endeavour some 20 years experience in mine management, operations, engineering and exploration.

Most recently, David was the General Manager for St. Ann Jamaica Bauxite Ltd., where he oversaw the operation of a 5.1 million tonne per year open pit bauxite mine, including rail transport system and ship loadout facility. From 2000 to 2005, he was the Vice President, Operations and General Manager for Hecla Mining Company in Venezuela, where he helped turn the underperforming, high grade, underground La Camorra gold mine into a growing and profitable mining operation.

David Howe’s expertise in operations management comes from his extensive hands-on training and experience throughout his career in all aspects of mining operations. Dave received his M.Sc. in Mining Geology from the Camborne School of Mines in 1988 and his prior postings include Chief Mine Geologist for Breakwater Resources at the El Mochito mine in Honduras, Exploration Manager for American Resource Corp. in South America, and Chief Mine Geologist for Monarch Resources and Superintendent of Engineering and Geology for Hecla Mining at the La Camorra mine in Venezuela.

Mr. Howe’s complementary blend of mine engineering and geological skills has given him a unique understanding of how to maximize productivity from exploration through mine development to production. David speaks fluent Spanish, is well experienced in cultural relations and team building, has focused his career on safety first, and is a Member of the Society of Mining Engineers.

David Howe will be responsible for unfolding the full potential of Endeavours’ mining operations in Mexico, including the Guanacevi Mines Project in Durango, the Bolanitos Mines Project in Guanajuato and any new mine acquisitions. His appointment is effective November 1, 2007.

Godfrey Walton, President and COO, commented, “I would like to welcome David Howe to Endeavour as the newest member of our senior management team. Dave’s successful track record in all aspects of mine operations speaks to the talents he brings to the Company. His skills should be a great asset in facilitating Endeavour’s growth and profitability going forward.”

Endeavour is also pleased to announce that the Guanacevi plant operated at around 775 tonnes per day in August and September, a substantial improvement over previous months thanks to the completion of various plant improvement projects. The plant should now be capable of averaging 800 tpd in Q4, 2007 as originally planned.

The new Merrill Crowe recovery circuit at the Guanacevi plant was successfully commissioned at the end of September and is now in operation. The circuit has a capacity of around 3.5 to 4 million oz per year depending on grades and recoveries and should help to improve metal recoveries starting this quarter.

The new silver refinery and tailings thickeners are on track for completion in the 4th quarter, 2007, and the expanded agitation leach circuit is ahead of schedule for completion in Q1, 2008.

Endeavour would also like to clarify the processing of lower grade ores and stockpiles during this period of capital improvement projects at our process plant at the Guancevi Mines Project in Durango.

Production grades at Guanacevi in Q2, 2007 were lower than expected due to 1) higher than anticipated mine dilution and 2) the processing of lower grade portions of the stockpiles. However, this has no impact on the reserve and resource grades, and they remain unchanged from the recent NI 43-101 report.

Revised underground sampling and mining methods should help to reduce mine dilution in Q4, 2007 and once the remaining plant projects are completed and metal recoveries rebound, the Company will stop processing the lower grade portions of the stockpiles and return to more typical grades.

Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, M.Sc., P.Geo., President and COO is the Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.